Filed by The Boeing Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spirit AeroSystems Holdings, Inc.

Commission File No. 001-33160

Date: July 1, 2024

On July 1, 2024, The Boeing Company published the following post on X (formerly known as Twitter):

The Boeing Company 6,130 posts Following Posts Affiliates Replies Media The Boeing Company @Boeing-7m Today we announced a definitive agreement to acquire @SpiritAero, demonstrating our commitment to aviation safety. Key details here: boeing mediaroom.com/2024-07-01-Boe... BOEING "We believe this deal is in the best interest of the flying public, our airline customers, the employees of Spirit and Boeing, our shareholders, and the country more broadly. By reintegrating Spirit, we can fully align our commercial production systems, including our Safety and Quality Management Systems, and our workforce to the same priorities, incentives and outcomes centered on safety and quality." Dave Calhoun Boeing President and CEO 117 22 1.4K T

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, each as amended. Words such as “expects,” “believes,” “may,” “should,” “will,” “intends,” “projects,” “plans,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to the anticipated benefits and synergies of the acquisition, the timetable for completing the acquisition, and the impact of the acquisition on our business and future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are risks related to: the timely satisfaction of the conditions to the consummation of the proposed transaction, including approval of the Spirit stockholders; realizing the anticipated benefits of the acquisition (including anticipated synergies and quality improvements) in the expected timeframe or at all; the successful integration of Spirit into our business and operations; the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement; the ability of Spirit to enter into definitive agreements with Airbus SE, and consummate the related transactions, for the disposition of Spirit operations related to certain Airbus commercial work packages; reputational risk and potential adverse reactions of our or Spirit’s customers, regulators, employees or business partners, including those resulting from the announcement or completion of the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention and time from ongoing business operations and opportunities on acquisition-related matters; legal, regulatory, tax and economic developments affecting Boeing, Spirit and our respective businesses; the ability of Boeing and Spirit to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; general conditions in the economy and our industry, including those due to regulatory changes; our reliance on our commercial airline customers; the overall health of our aircraft production system, production quality issues, commercial airplane production rates, our ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of our aircraft to meet stringent performance and reliability standards; changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; our dependence on subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; work stoppages or other labor disruptions; competition within our markets;

our non-U.S. operations and sales to non-U.S. customers; changes in accounting estimates; realizing the anticipated benefits of other mergers, acquisitions, joint ventures/strategic alliances or divestitures; our dependence on U.S. government contracts; our reliance on fixed-price contracts; our reliance on cost-type contracts; contracts that include in-orbit incentive payments; unauthorized access to our, our customers’ and/or our suppliers’ information and systems; potential business disruptions, including threats to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; potential adverse developments in new or pending litigation and/or government inquiries or investigations; potential environmental liabilities; effects of climate change and legal, regulatory or market responses to such change; credit rating agency actions and changes in our ability to obtain debt financing on commercially reasonable terms, at competitive rates and in sufficient amounts; substantial pension and other postretirement benefit obligations; the adequacy of our insurance coverage; and customer and aircraft concentration in our customer financing portfolio.

Additional information concerning these and other factors can be found in our and Spirit’s filings with the SEC, including our and Spirit’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

Boeing will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement of Spirit that also constitutes a prospectus of Boeing, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Spirit. INVESTORS AND SHAREHOLDERS OF SPIRIT AND BOEING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BOEING, SPIRIT, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Boeing or Spirit with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Boeing, including the registration statement and the proxy statement/prospectus, on Boeing’s website at www.boeing.com/investors, and may obtain free copies of documents that are filed or will be filed with the SEC by Spirit, including the proxy statement/prospectus, on Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Boeing and certain of its directors, executive officers and other employees, and Spirit and its directors and certain of Spirit’s, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Boeing’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for Boeing’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of Boeing’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023, filed with the SEC on January 31, 2024, in Boeing’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, and May 17, 2024, and in Boeing’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5,2024. Additional information regarding ownership of Boeing’s securities by its directors and executive officers and of Spirit’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”